

March 18, 2015

Via E-mail
Ms. JJ Fueser
UNITE HERE
243 Golden Gate Avenue
San Francisco, CA 94102

> **Re:** **Hospitality Properties Trust**
> **Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE**
> **Filed March 12, 2015**
> **File No. 001-11527**

Dear Ms. Fueser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please characterize statements such as the following as your belief. This list is by way of example only.

   - "HPT acted to exclude the proposal by introducing an alternative management proposal on the same topic."
   - "We urge shareholders not to accept second-class corporate governance, and act to ensure improvements to shareholder rights at HPT are likewise 'irreversible and sincere.'"
   - "However, after the loss of Commonwealth, HPT began backsliding on corporate governance."
   - "If HPT were genuinely serious about being responsive to shareholder will, it would have included UNITE HERE's proposal on its proxy."

First page

2.    It appears inaccurate to characterize the Maryland Unsolicited Takeovers Act as a "loophole," give that the law appears to have been enacted specifically to permit what the company is proposing.  Please revise these paragraphs accordingly, or provide an analysis supporting this characterization.

3.    Please clarify what you mean by a "major reversal in corporate governance at HPT," and qualify this statement as your belief.

Background

4.    Remove your statement that the SEC "failed" to grant a no-action letter.  Please also remove statements regarding "what most issuers do" in the actual circumstance facing the company, given the highly unusual nature of the Division's announcement that it will express no views on the application of Rule 14a-8(i)(9) during the current proxy season.

5.    Please clarify in your disclosure what you mean by referring to Commonwealth as a "sister REIT" to the company.

Management's proposal could turn back the clock on annual director elections

6.    You state that the company "has not yet submitted the specific text of the proposal."  We believe that the company has in fact done so.  If you instead mean that the company has not provided the text of any conforming amendments to its bylaws and governance guidelines, please clarify.

Supporting Statement for Our Proposal for MUTA Opt-Out…

7.    Please provide support for the following statement:  "Research on such anti-takeover statutes indicates that they fail to protect shareholder interests."  Please also clarify that this may not be the conclusion of all research on the topic.

Information on Participants in This Solicitation

8.    Please provide the disclosure required by Item 5(b)(viii) and (xii) of Schedule 14A.

Form of Proxy

9.    Please indicate in bold-face type that the proxy is solicited on behalf of Unite Here.  See Rule 14a-4(a)(1) of Regulation 14A.

10.    Please clarify that Proposal No. 1 relates to the company nominees.

11.     Please disclose if and how you will vote on proposal no. 3, if no direction is made in respect thereto, and put in bold-face type the language regarding the exercise of discretionary authority with respect to matters as to which a choice is not specified.  See Rule 14a-4(b)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:     Via E-mail
        Andrew Kahn, Esq.
        Davis, Cowell & Bowe, LLP